As filed with the U.S. Securities and Exchange Commission on October 31, 2013

 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

SANOFI
(Exact name of issuer of deposited securities as specified in its charter)

n/a
 (Translation of issuer's name into English)

France
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Anne Whitaker
President
Sanofi-Aventis U.S. LLC
55 Corporate Drive
Bridgewater, New Jersey 08807
Telephone: (908) 981-6800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one ordinary share of SANOFI	500,000,000 American Depositary Shares	$0.05	$25,000,000	$3220
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

(iii) The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

(v) The sale or exercise of rights	Articles 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3. Fees and Charges	Articles 7 and 8

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that  Sanofi is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of  Amended and Restated Deposit Agreement dated as of                    , 2007 among Sanofi-Aventis, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No. 333-145177 and incorporated herein by reference.

(a)(2)
Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement.  Previously filed as Exhibit (a)(2) to Post-Effective Amendment to Registration Statement No. 333-145177 and incorporated herein by reference

(a)(3)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 31, 2013.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

Pursuant to the requirements of the Securities Act of 1933, SANOFI certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on October 31, 2013.

SANOFI

By:	/s/ Chris Viehbacher
Name:	Chris Viehbacher
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Chris Viehbacher and Jérôme Contamine, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Chris Viehbacher	Chief Executive Officer and Director	October 31, 2013
Chris Viehbacher	(Principal Executive Officer)

/s/ Jérôme Contamine	Executive Vice President, Finance	October 31, 2013
Jérôme Contamine	(Principal Financial Officer)

/s/ Laurent Gilhodes	Vice President, Group Accounting and	October 31, 2013
Laurent Gilhodes	Asset Valuation (Principal Accounting
Officer)

/s/ Serge Weinberg	Chairman of the Board of Directors	October 31, 2013
Serge Weinberg

/s/ Uwe Bicker	Director	October 31, 2013
Uwe Bicker

/s/ Robert Castaigne	Director	October 31, 2013
Robert Castaigne

/s/ Thierry Desmarest	Director	October 31, 2013
Thierry Desmarest

/s/ Lord Douro	Director	October 31, 2013
Lord Douro

/s/ Jean-René Fourtou	Director	October 31, 2013
Jean-René Fourtou

/s/ Claudie Haigneré	Director	October 31, 2013
Claudie Haigneré

/s/ Igor Landau	Director	October 31, 2013
Igor Landau

/s/ Christian Mulliez	Director	October 31, 2013
Christian Mulliez

/s/ Laurent Attal	Director	October 31, 2013
Laurent Attal

	Director	, 2013
Carole Piwnica

	Director	, 2013
Fabienne Lecorvaisier

/s/ Suet-Fern Lee	Director	October 31, 2013
Suet-Fern Lee

/s/ Klaus Pohle	Director	October 31, 2013
Klaus Pohle

/s/ Gérard Van Kemmel	Director	October 31, 2013
Gérard Van Kemmel

/s/ Anne Whitaker	Authorized Representative in the	October 31, 2013
Anne Whitaker	United States

INDEX TO EXHIBITS

Exhibit Number
(a)(3)	Form of American Depositary Receipt.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification